   As filed with the Securities and Exchange Commission on June 27, 2000



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


              (Mark One):
              /X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

              / /  TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                           COMMISSION FILE NO. 1-8007

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           FREMONT GENERAL CORPORATION
                            AND AFFILIATED COMPANIES
                            INVESTMENT INCENTIVE PLAN

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           FREMONT GENERAL CORPORATION
                           2020 SANTA MONICA BOULEVARD
                         SANTA MONICA, CALIFORNIA 90404
                                  (310)315-5500

                              REQUIRED INFORMATION



The Fremont General Corporation and Affiliated Companies Investment Incentive Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1999 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.



                                   SIGNATURES


THE PLAN    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                    FREMONT GENERAL CORPORATION
                                                    AND  AFFILIATED  COMPANIES
                                                    INVESTMENT INCENTIVE PLAN




June 27, 2000                                       By /s/  RAYMOND G. MEYERS
                                                    ---------------------------
                                                    Raymond G. Meyers
                                                    on behalf of the Plan
                                                    Administrator of the
                                                    Fremont General Corporation
                                                    and Affiliated Companies
                                                    Investment Incentive Plan

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES


Fremont General Corporation and Affiliated Companies Investment Incentive Plan

Years ended December 31, 1999 and 1998

with Report of Independent Auditors

              Fremont General Corporation and Affiliated Companies

                            Investment Incentive Plan

                          Audited Financial Statements

                           and Supplemental Schedules

                     Years ended December 31, 1999 and 1998

                                    Contents

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits ....................3
Notes to Financial Statements..................................................4


Supplemental Schedules

Schedule of Assets Held for Investment Purposes at End of Year................10
Schedule of Reportable Transactions...........................................11

                         Report of Independent Auditors


Plan Administrator of the
Fremont General Corporation and
Affiliated Companies Investment Incentive Plan


We have audited the accompanying statements of net assets available for benefits of Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, and schedule of reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  ERNST & YOUNG LLP


May 26, 2000

              Fremont General Corporation and Affiliated Companies

                            Investment Incentive Plan

                 Statements of Net Assets Available for Benefits



                                                                            December 31
                                                                       1999              1998
                                                                   -------------     -------------

Assets
Investments, at fair value .....................................   $  97,237,699     $ 113,283,936

Receivables:
   Interest and dividends ......................................          34,160            27,890
Other (liabilities) assets .....................................        (307,950)            5,352
                                                                   -------------     -------------
Net assets available for benefits ..............................   $  96,963,909     $ 113,317,178
                                                                   =============     =============

See accompanying notes.

              Fremont General Corporation and Affiliated Companies

                            Investment Incentive Plan

           Statements of Changes in Net Assets Available for Benefits



                                                                        Year ended December 31
                                                                       1999               1998
                                                                   -------------      ------------

Additions (deductions)
Contributions:
   Employee ....................................................   $  17,684,531      $ 14,720,954
   Employer Companies ..........................................       7,775,024         5,868,912
Interest and dividends .........................................       5,441,717         4,256,638
Net realized and unrealized depreciation in
   fair value of investments ...................................     (36,424,186)       (8,483,670)
Benefit distributions to participants ..........................     (10,830,355)      (16,918,740)
                                                                   -------------     -------------
Net decrease ...................................................     (16,353,269)         (555,906)

Net assets available for benefits at beginning of year .........     113,317,178       113,873,084
                                                                   -------------     -------------
Net assets available for benefits at end of year ...............   $  96,963,909     $ 113,317,178
                                                                   =============     =============

See accompanying notes.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                          Notes to Financial Statements

                                December 31, 1999


1. Description of the Plan

The following description of the Fremont General Corporation and Affiliated Companies (the "Company") Investment Incentive Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In the case of any inconsistency between this document and the Plan document, the Plan document shall control.

General

The Plan is a defined contribution 401(k) plan which commenced on February 1, 1986, and covers eligible employees of Fremont General Corporation ("FGC") and affiliated companies (the "Employer Companies"). An eligible employee who is employed by the Employer Companies may elect to make salary deferral 401(k) contributions beginning the first full pay period in the month following employment or as of any subsequent entry date.

Contributions

Eligible employees may contribute up to 15% of their pretax eligible compensation. For the Plan year beginning on January 1, 1999, Employer Companies matched 85% of the first 6% of eligible compensation contributed by the participant. For the plan year beginning on January 1, 1998, Employer Companies matched 80% of the first 6% of eligible compensation contributed by the participant. Officers participate in the Plan on the same basis as all other employees. Each contributing Employer Company also may elect to make an additional discretionary contribution. Discretionary employer contributions are allocated to participants in proportion to their compensation. No discretionary employer contributions were made in 1999 or 1998.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Employer Companies' contributions and (b) Plan earnings or losses. Allocations are based on participants' eligible compensation or, in the case of investment earnings or losses, account balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Employer Companies' matching contributions in future periods.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)



1. Description of the Plan (continued)

Vesting

Participants' salary deferral 401(k) contributions and allocated earnings or losses thereon are 100% vested at all times. Company matching and discretionary contributions vest pursuant to a graduated vesting schedule in increments based on each full year of service. Participants become 100% vested in the event of death, disability, upon attainment of normal retirement age, or upon termination of the Plan.

Distributions

All distributions of vested account balances may be made to participants following termination of employment, attainment of age 59 1/2, retirement from the Company, total disability, or to the designated beneficiary following a participant's death. In addition, participants may make withdrawals from their account balances in the event of hardship. A hardship withdrawal can be made for the following circumstances: expenses to avoid eviction or foreclosure of the participant's principal residence, extraordinary medical expenses for the participant or his or her dependents, tuition and related educational expenses for post-secondary education for the following 12 months for the participant or the participant's dependents, and costs relating to the purchase of a principal residence for the participant.

Participants' Loans

Participants may borrow from the vested portion of their account balance based on the balance at the close of business of the prior day. Interest is fixed for the term of the loan. An approved loan must be repaid fully within a minimum of 12 months to a maximum of 60 months. A transaction fee of $40 is required of each participant upon loan issuance.

Amendment and/or Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time for any reason. In the event of termination, the Plan document provides for full vesting of all participants. The Company also reserves the right to amend the Plan at any time for any reason with or without advance notice (unless required by law) in accordance with the procedures set forth in the plan document.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)


2. Summary of Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts from the prior year have been reclassified to conform to the current year presentation.

Valuation of Investments

All assets of the Plan are held by Merrill Lynch Trust Company of California ("Merrill Lynch") at December 31, 1999 and 1998.

Investments are stated at current net asset value, which approximates fair value. The Merrill Lynch funds' net asset values are determined by Merrill Lynch. FGC Common Stock is stated at current market value as determined by the Plan Administrator based on the closing price on the New York Stock Exchange ("NYSE"). The closing price of FGC Common Stock on December 31, 1999 was $7.375 per share.

Investment Income

Interest and dividend income is recorded on the accrual basis.

Realized investment gains and losses are determined using the specific-identification basis.

Income Tax Status

The Internal Revenue Service has issued a determination letter dated October 19, 1995, that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)


2. Summary of Accounting Policies (continued)

Income Tax Status (continued)

operate in accordance with the Code to maintain its tax qualification. The Plan Administrator is not aware of any course of actions or series of events that have occurred which would have a material adverse affect on the Plan's qualified status.

Expenses

All administrative expenses of the Plan are paid by the Company. The Plan utilizes office space provided by the Company for which it pays no rent.

Benefit Payments

Benefit distributions to Plan participants are recorded in the period in which the distributions are paid. Distributions payable at December 31, 1999 and 1998 are $102,467 and $88,929, respectively.

Forfeitures

The balance of amounts forfeited by nonvested accounts at December 31, 1999 was $1,090,416. These forfeitures will be used to reduce employer matching contributions in future periods.

3. Investments

During 1999 and 1998, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:



                                                                        Year ended December 31
                                                                        1999              1998
                                                                   -------------      -------------

FGC Common Stock ...............................................   $ (39,880,991)     $  (4,061,856)
Merrill Lynch Funds ............................................       3,456,805         (4,421,814)
                                                                   -------------      -------------
                                                                   $ (36,424,186)     $  (8,483,670)
                                                                   =============      =============

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan's assets are as follows:


                                                                             December 31
                                                                        1999              1998
                                                                   -------------     -------------

FGC Common Stock* ..............................................   $  22,705,632     $  49,872,705

Merrill Lynch:
   Retirement Preservation Fund ................................      20,786,401        22,758,739
   Growth Fund .................................................      14,271,023        12,077,751
   Basic Value Fund ............................................      10,143,796         9,627,621
   Capital Fund ................................................       5,615,787         5,622,901
*Nonparticipant-directed


4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                                            December 31
                                                                        1999              1998
                                                                   -------------     -------------

FGC Common Stock                                                   $  22,705,632     $  49,872,705




                                                                        Year ended December 31
                                                                        1999              1998
                                                                   -------------     -------------

Change in net assets:
   Contributions                                                   $   8,398,299      $  4,716,539
   Interest and dividends                                                887,692           689,091
   Net realized and unrealized depreciation in fair
     value of investments                                            (39,880,991)       (4,061,856)
   Net transfers from participant-directed investments
                                                                       5,058,376         1,781,120
   Benefit distributions to participants                              (1,632,449)       (6,222,737)
                                                                   -------------      ------------
Total                                                              $ (27,169,073)     $ (3,097,843)
                                                                   =============      ============


              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan

                    Notes to Financial Statements (continued)



5. Related Party Transactions

Certain Plan investments are units of mutual funds and common/collective trust funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan. Participants also have the option to invest in FGC Common Stock. These transactions qualify as party-in-interest transactions.

                            Supplemental Schedules

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan
                           EIN 95-2815260 Plan No. 003

    Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at
                                   End of Year

                                December 31, 1999



  Identity of Issue, Borrower,                     Description of                              Current
    Lessor or Similar Party                          Investment               Cost               Value
--------------------------------              ------------------------    ------------       ------------

Merrill Lynch*
   Growth Fund                                     520,460 Units          $ 11,176,520       $ 14,271,023
   Global Allocation Fund                          335,282 Units             4,469,326          4,700,648
   Corporate Bond Fund                             441,811 Units             5,064,304          4,709,700
   Capital Fund                                    175,110 Units             6,024,353          5,615,787
   Basic Value Fund                                265,892 Units            10,299,062         10,143,796
   S&P Index Fund                                  196,426 Units             3,272,293          3,539,596
   International Index Fund                         41,614 Units               551,048            629,619
   Fundamental Growth Fund                         139,690 Units             3,271,580          3,650,093
   Quest Balance Fund                              122,382 Units             1,990,682          1,932,404
   Retirement Preservation Fund                 20,786,401 Units            20,786,401         20,786,401

fremont General Corporation*                     3,078,730 shares
                                                  of common stock           60,735,439         22,705,632

Participants' loans                           Interest at market rates               -          4,553,000
                                                                                              -----------
                                                                                             $ 97,237,699
                                                                                             ============

*Indicates a party-in-interest to the Plan.

              Fremont General Corporation and Affiliated Companies
                            Investment Incentive Plan
                           EIN 95-2815260 Plan No. 003

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 1999




                                                                                                       Current Value
                                                                           Expenses                     of Asset on
                               Description      Purchase      Selling    Incurred with     Cost of      Transaction
 Identity of Party Involved      of Asset         Price        Price      Transaction        Asset          Date       Net Loss
----------------------------   ------------   ------------   ----------   ------------   ------------   ------------   ---------

Category (iii) - A series of
transactions in excess of 5%
of Plan assets.

Fremont General Corporation*   Common Stock   $ 18,147,340   $        -    $         -   $ 18,147,340   $ 18,147,340   $       -

Fremont General Corporation*   Common Stock              -    4,038,908              -      4,382,131      4,038,908    (343,223)


There were no category (i), (ii) or (iv) reportable transactions during 1999.

*Indicates a party-in-interest to the Plan.
